UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FEG ABSOLUTE ACCESS FUND I LLC

(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS FUND I LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kevin J. Conroy

FEG Absolute Access Fund I LLC

201 East Fifth Street, Suite 1600

Cincinnati, OH 45202

(888) 268-0333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 26, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $42,000,000(a) Amount of Filing Fee: $0 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Issuer is a feeder fund in a master-feeder structure and invests substantially all of its assets in FEG Absolute Access Fund LLC (the “Master Fund”). All Shares repurchased from investors of the Issuer by the Issuer, if any, will have corresponding repurchases of limited liability company interests of the Master Fund from the Issuer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is also subject to Rule 13e-4. Issuer avails itself of SEC staff no-action relief applicable to feeder funds for fees on shares they offer to repurchase from the public. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0
Form or Registration No.:	SC TO-I
Filing Party:	FEG Absolute Access Fund I LLC
Date Filed:	August 26, 2020

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 26, 2020 by FEG Absolute Access Fund I LLC (formerly FEG Absolute Access TEI Fund LLC) (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Class I Units and Class II Units (as defined below) in the Fund in an aggregate amount up to $42,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used herein, the term “Class I Unit” or “Class I Units” refers to the units of limited liability company interest in the Fund or fractions thereof that constitute the initial class of the Fund, and includes all or any portion of a Member’s Class I Units as the context requires. As used herein, the term “Class II Unit” or “Class II Units” refers to the units of limited liability company interest in the Fund or fractions thereof designated as Class II Units, and includes all or any portions of a Member's Class II Units as the context requires. As of the date of this filing, the Investment Manager to the Fund is the only shareholder of Class II Units, and the investment is the original seed investment. Class II Units are expected to commence operations at an appropriate time in the future when additional subscriptions are available. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 26, 2020.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Class I Units or Class II Units in the Fund ("Members") that desired to tender their Class I Units or Class II Units, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on September 24, 2020.

2. As of September 24, 2020, twenty-two (22) Members validly tendered their Class I Units and did not withdraw such tenders prior to the expiration of the Offer. This resulted in the Offer being oversubscribed. Due to the oversubscription, 57% of tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer. No Class II Units were tendered.

3. The net asset value of the Class I Units tendered and accepted by the Fund pursuant to the Offer was calculated as of December 31, 2020 in the amount of $35,244,544.

4. The payment of the purchase price of the Class I Units or portions of Class I Units tendered was made to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. Three (3) Members, whose tenders were accepted for purchase by the Fund, did not tender all of their Class I Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid each tendering Member 100% of the unaudited net asset value of the portion of the Class I Units tendered by each tendering Member and purchased by the Fund as of December 31, 2020. Cash payment in the amount of the unaudited net asset value of the portion of the Class I Units tendered was wired to the account designated by each such tendering Member in its Letter of Transmittal on February 1, 2021. Nineteen (19) Members, whose tenders were accepted for purchase by the Fund, tendered all of their Class I Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid each tendering Member 90% of the Member’s unaudited net asset value of the Class I Units tendered (the "Initial Payment"). The Fund will pay each tendering Member a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Class I Units tendered and purchased as of December 31, 2020 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable within 30 days after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2021. An Initial Payment in the amount of 90% of each tendering Member's unaudited net asset value of the Class I Units tendered was wired to the account designated by each such tendering Member in its Letter of Transmittal on February 1, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS FUND I LLC

By:	/s/ Kevin J. Conroy
	Name:	Kevin J. Conroy
	Title:	President

May 27, 2021